

July 8, 2015

Via E-mail
Sachin Adarkar
Secretary
Prosper Marketplace, Inc.
221 Main Street, 3rd Floor
San Francisco, CA 94105

> **Re: Prosper Marketplace, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 11, 2015**
> **File No. 333-204880**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **File No. 333-147019**
>
> **Prosper Funding LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **File No. 333-179941**

Dear Mr. Adarkar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In addition, we have reviewed your annual report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2014 Form 10-K. To the extent

applicable, please revise your registration statement disclosures to address our comments in the Form 10-K.

Material U.S. Federal Income Tax Considerations, page 73

Taxation of the Notes

In General

2.   We note your statement that PFL intends to treat the Notes as its debt instruments that have original issue discount (OID) for U.S. federal income tax purposes, and that the discussion regarding the taxation of payments on the notes "assumes" this treatment. Please revise your disclosure to state a clear legal conclusion regarding the material tax consequences of payments on the notes, and to remove the inappropriate assumption in the fourth paragraph. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business

Sale of the Notes, page 39

Sale of Loans Purchased through Whole Loan Channel, page 40

3.   We note disclosure on page F-27, Note 13 of your financial statements, stating that you are dependent on third party funding sources, and that of all Borrowers Loans originated in the year ended December 31, 2014, 37%, 13% and 22% were purchased by three different parties. In light of the disclosure requirements of Item 101(h)(4)(vi) of Regulation S-K, please tell us why you have not disclosed in this section of the filing that you are dependent on these funding sources. Otherwise, please revise your future filings accordingly.

4.   Based on the high concentration of your sources of funding, as well as disclosure indicating that approximately $1.4 billion of Borrower Loans issued through the Whole Loan channel were outstanding as of December 31, 2014 (refer to disclosure at the end of page F-25), in future filings please revise your disclosure to highlight that a significant percentage of your business is dependent on the loans originated through the Whole Loan channel. In this regard, we note that during 2014, your marketplace facilitated $1.6 billion in borrower loan originations.

Management's Discussion and Analysis

Sales and Marketing, page 67

5.   Your sales and marketing expenses of $41,971,000 comprised almost 52% of your total operating revenues for the year ended December 31, 2014. Please discuss and analyze the nature, amount and trends for the most significant components of your sales and marketing expenses, and revise your future filings accordingly. Please also consider discussing and analyzing trends in your average customer acquisition costs. Please refer to Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require, and the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc.   Keir Gumbs, Esq.
       Covington & Burling